September 21, 2018

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds Trust (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal:

On July 31, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 111 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 112 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s registration statement relating to the Crow Point Defined Risk Global Equity Income Fund (the “Fund”), a portfolio series of the Trust. The Amendment was filed pursuant to Rule 485(a) under the 1933 Act to, among other things disclosed in the Amendment, change the name of the Fund, revise the Fund’s principal investment strategy accordingly and re-designate the Fund’s current Class A shares as Investor Class shares and Class I shares as Institutional Class shares.

You recently provided comments to us relating to the Amendment. This letter responds to those comments and they are set out separately below. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. On September 28, 2018, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

General

1.	Comment: Please ensure that all series and class information in connection with the re-designation of the Fund’s current Class A shares as Investor Class shares and Class I shares as Institutional Class shares in the B-Filing is accurate.

Response: The Trust will ensure that all series and class information in connection with the re-designation of the Fund’s current Class A shares as Investor Class shares and Class I shares as Institutional Class shares in the B-Filing is accurate.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

Summary Prospectus – Fees and Expenses of the Fund; Example

2.	Comment: Please confirm supplementally that dividend and interest expense is included in “Other Expenses” of the Fund and include the Fund’s current fees and expenses table and Example in this response letter.

Response: The Trust hereby confirms that dividend and interest expense is included in “Other Expenses” of the Fund. Set forth below is the Fund’s fees and expenses table and Example that will be included in the B-Filing:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Investor Class shares	Institutional Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee on Shares	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class shares	Institutional Class shares
Management Fees	0.88%	0.88%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Other Expenses	2.64%	2.67%
Dividends From Securities Sold Short and Interest Expense	0.10%	0.14%
Other Operating Expenses	2.54%	2.53%
Acquired Fund Fees and Expenses[1]	0.23%	0.23%
Total Annual Fund Operating Expenses[2]	4.00%	3.78%
Fee Waivers and Expense Reimbursements	(2.42%)	(2.41%)
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements[3]	1.58%	1.37%

1.	This number represents the combined total fees and operating expenses of the underlying funds (e.g., investment companies and other pooled investment vehicles) owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since the number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

2.	Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses or the Expense Limitation Agreement described below. Acquired Fund Fees and Expenses are the fees and expenses incurred indirectly by the Fund as a result of its investments in investment companies and other pooled investment vehicles.

3.	Pursuant to an operating expense limitation agreement between Crow Point Partners, LLC (the “Adviser”) and the Fund, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) to not more than 1.35% of the average daily net assets of each share class of the Fund through January 31, 2020. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three-year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only through January 31, 2020. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Investor Class Shares	$161	$996	$1,849	$4,056
Institutional Class Shares	$139	$933	$1,745	$3,865

3.	Comment: The Commission staff stated that in light of FAS 5 (Accounting for Contingencies), recoupment is only permitted if it is within three years from the date of the waiver, noting that if recoupment is not completed within this three-year period, there is an issue of whether the recoupment is “probable” from an accounting perspective and whether the Fund would need to book the recoupment as a “liability.” The Commission staff further stated that if recoupment is permitted within three years from the end of the fiscal year in which the fees and expenses were deferred, the Fund will need to conduct a FAS 5 analysis and conclude that based on FAS 5, such recoupment was not probable and therefore not a liability.

Response: The Trust respectfully disagrees with this comment with respect to the Fund. Under the operating expense limitation agreement, the adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

Similarly, whether the adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed-upon limits is the adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Summary Section and Statutory Prospectus: Principal Investment Strategy of the Fund and Principal Risks of Investing in the Fund

4.	Comment: The Commission staff refers to the disclosure in the Amendment stating that the “the Fund will normally invest between 30% and 70% of its total assets in foreign securities, ...” and requests that this disclosure be revised in accordance with the adopting release for Rule 35d-1 of the 1940 Act (Investment Company Names) as follows: “… the Fund will normally invest between 40% and 70% of its total assets in foreign securities, … .” (emphasis added)

Response: The Trust respectfully declines to revise the principal investment strategy in response to this comment. Previously, the staff has given a similar comment regarding “international” or “global” in a fund’s name. Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.1 But the staff has stated that funds using “international” or “global” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. In the past, the Commission and the staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).2 In proposing Rule 35d-1, the Commission stated that the staff “no longer distinguishes the terms ‘global’ and ‘international.’”3

1 Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release”).

2 See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

3 See 35d-1 Adopting Release at n. 42.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

We understand that, historically, the staff, through its reviews of initial registration statements, took the informal position that new funds with “global” in their name should invest, under normal market conditions, at least 40% in companies outside the United States (unless market conditions are not deemed favorable by the advisor, in which case the fund would invest at least 30% in companies outside the United States). In certain instances, the staff also required that such funds invest, under normal conditions, in at least three non-U.S. countries. However, based on the Trust’s understanding of discussions between the Investment Company Institute and the staff, we believe that the staff has revised its position regarding global funds and now provides funds with greater flexibility to demonstrate how they are investing globally. Based on a review of response letters from other registration statements, it is our understanding that the previous 40%/three-countries test is not the only way to demonstrate that a fund is “global” in nature. This flexibility is necessary as not all global funds have the same investment opportunities. For example, a global stock fund or global bond fund can have a much broader universe of investments from which to choose versus a global sector fund that has a more limited opportunity set.

The Fund’s principal investment strategies indicate that it normally seeks to invest “between 30% and 70% of its total assets in foreign securities, including up to 15% of its total assets in securities of issuers located in emerging markets.” The Trust respectfully submits that this operating policy regarding the number of countries in which the Fund will invest is consistent with footnote 42 of the adopting release for Rule 35d-1. Although the amount of the Fund’s portfolio invested in foreign securities will vary depending on the portfolio manager’s view of foreign opportunities versus those in the United States, we believe that this approach demonstrates diversification among a number of different countries throughout the world and connotes an appropriate level of investment outside the United States in keeping with the Fund’s name.

5.	Comment: Please provide disclosure as in which market capitalization companies the Fund will focus its common stock investments.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: Please provide disclosure as to what maturity durations the Fund will focus its debt securities investments.

Response: The Trust has revised the disclosure to address your comment.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

7.	Comment: If the adviser expects to use frequent and active trading as part of the Fund’s principal investment strategy, please update the disclosure accordingly. If not, please delete the risk titled “High Portfolio Turnover Risk” in the section titled “Principal Risks of Investing in the Fund.”

Response: The Trust has revised the disclosure to address your comment.

Summary Section – Performance

8.	Comment: With respect to the section titled “Performance,” please add the following disclosure: “In addition, effective October 1, 2018, the Fund revised its principal investment strategy, and as a result of this revision, the Fund’s performance may be different on and after October 1, 2018 than it was prior to that date.”

Response: The Trust has revised the disclosure to address your comment.

9.	Comment: Please include the Fund’s bar chart and performance table in this response letter.

Response: Set forth below is the Fund’s bar chart and performance table that will be included in the B-Filing:

Performance. The Fund was reorganized on October 6, 2017 from a series of Northern Lights Fund Trust II, a Delaware statutory trust (the “Predecessor Fund”), to a series of 360 Funds, a Delaware statutory trust (the “Reorganization”). The Fund’s performance may be different than the performance of the Predecessor Fund due to, among other things, differences in principal investment strategies, fees and expenses. In addition, effective September 28, 2018, the Fund revised its principal investment strategy, and as a result of this revision, the Fund’s performance may be different on and after September 28, 2018 than it was prior to that date.

The bar chart and performance table below show the variability of the Predecessor Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Predecessor Fund’s Class A shares for each full calendar year since the Predecessor Fund’s inception. The sales charge for the Class A shares is not reflected in the bar chart, and if it were, returns would be less than those shown. The Average Annual Total Returns table shows how the Fund’s average annual returns compare with those of a broad measure of market performance. The sales charge is reflected in the table, and if it was not included, the return would be more than that shown. You should be aware that the Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Effective September 28, 2018, the Fund’s Class A shares and Class I shares will be re-designated as the Investor Class shares and Institutional Class shares, respectively. Updated performance information will be available at no cost by calling (877) 244-6235.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

Class A Shares1

Calendar Year Returns as of December 31

1 The returns shown in the bar chart are for Class A shares. The performance of Class I shares will differ due to differences in expenses.

The calendar year-to-date return for the Fund’s Class A shares as of June 30, 2018 was (1.35)%.

During the periods shown in the bar chart, the best performance for a quarter was 4.21% (for the quarter ended December 31, 2017). The worst performance was (5.40)% (for the quarter ended September 30, 2015).

AVERAGE ANNUAL TOTAL RETURNS

(For the periods ended December 31, 2017)

	One Year	Five Years	Since Inception
Class A Return Before Taxes	8.52%	1.91%	2.02%*
Class A Return After Taxes on Distributions	7.36%	(0.03)%	0.19%
Class A Return After Taxes on Distributions and Sale of Fund Shares	5.11%	0.52%	0.67%
Class I Return Before Taxes	11.38%	N/A	2.22%**
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	21.83%	15.80%	16.58%
Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	3.54%	2.10%	2.16%
*	Class A shares of the Fund commenced operations on June 1, 2012. Effective September 28, 2018, the Fund’s Class A shares will be re-designated as the Investor Class shares.
**	Class I shares of the Fund commenced operations on April 10, 2013. Effective September 28, 2018, the Fund’s Class I shares will be re-designated as the Institutional Class shares.

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Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

September 21, 2018

After-tax returns are based on the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder. After tax returns are shown for only Class A Shares. After tax returns for Class I shares will vary.

The S&P 500 Total Return Index is an unmanaged market capitalization weighted index of 500 of the largest capitalized U.S. domiciled companies. Index returns assume reinvestment of dividends. Investors may not invest in the indexes directly; unlike the Fund's returns, the indexes do not reflect any fees or expenses.

The Barclays Capital U.S. Aggregate Bond Index measures the performance of the U.S. investment grade bond market. The index invests in a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States – including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.

Current performance of the Fund may be lower or higher than the performance quoted above. Effective September 28, 2018, the Fund’s Class A shares and Class I shares will be re-designated as the Investor Class shares and Institutional Class shares, respectively. Updated performance information may be obtained by calling (877) 244-6235.

* * * * * * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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